

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Eric Kash
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive, Suite 210
Colorado Springs, CO 80919

> **Re:**   **PSI Corporation**
> **Item 4.02(a) Form 8-K**
> **Filed October 12, 2010**
> **File No. 000-20317**

Dear Mr. Kash:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02(a) Form 8-K, filed October 12, 2010

1. Please amend your filing to disclose the date you concluded that your financial statements should no longer be relied upon and identify the specific financial statements and the years or periods covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K. Please be advised that your statement that "This 8-K does not state which previously filed reports are in error due to an overstatement of liabilities, and thus may not fully represent the financial condition of the company at this time." is insufficient in this regard. We further advise you that the purpose of an Item 4.02 8-K is to disclose the non-reliance on previously issued financial statements or a related audit report or completed interim review; as such, this information should be provided.

2. Please tell us why you did not restate financial statements for any of the previous quarters or any of the prior years.

- If you believe that a restatement is not necessary, please note that your decision should be based on an assessment of the materiality of the errors on each affected line item of your current and prior financial statements rather than whether any of the overstated accounts payable resulted in any increase in cash flow. Please refer to Topics 1.M. and 1.N. of the Compilation of Staff Accounting Bulletins (SAB) in making your assessment of materiality. With reference to the guidance in these SAB Topics, please provide your analysis of materiality in your response.
- If you believe that a restatement is necessary, please tell us when you expect to file restated financial statements and the specific periods you are restating.

3. Your Form 8-K states that you became aware that an aggregate of $1,031,548 of accounts payable were overstated and all of such accrued expenses could be written off; however, page 14 of your July 31, 2010 Form 10-Q states that you identified an aggregate of $1,144,000 of errors relating to accounts payable and accrued expenses. Please explain this discrepancy.

4. We note your disclosure that you retained a new accountant as well as a consultant with significant SEC accounting experience and also retained another accountant to assist with your financial statements. Please tell us whether you hired a new independent registered accountant to audit your financial statements and whether you dismissed your independent registered accountant, Seligson & Giannattasio, LLP, who performed the audit of your October 31, 2009 financial statements.

5. Please tell us the name of the former accounting firm that forgave their bill and the period in which the services were performed.

6. We note that your Form 8-K incorrectly lists your Commission File Number as 88-0270266. Please ensure that your amended Form 8-K and other future filings reflect your Commission File Number as 000-20317.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 or in her absence, Yong Kim at (202) 551-3323 if you have any questions on the comments. If you have any other questions you may contact me at (202) 551-3737.

Sincerely,

Jennifer K. Thompson
Accounting Branch Chief